August 9, 2011
Dear Plan Investment Fund, Inc. Participation Certificate Holder,
It was not entirely unexpected that on Friday evening, August 5, 2011, Standard and Poor’s (S&P) announced a downgrade of the US government’s sovereign rating one notch, from AAA to AA+. In order to help you understand how this affects your investment in Plan Investment Fund, BlackRock wanted to emphasize the following:
•	The action by S&P affects long-term ratings only. Most important is that S&P has reaffirmed the short-term rating of A-1 +, which is the relevant rating for money market funds. As a result, US government debt clearly still qualifies as ‘first tier’, and is therefore still eligible for purchase by money market funds under applicable regulations. We note that Moody’s and Fitch have reaffirmed their AAA long-term rating of US sovereign debt.

•	Since US government securities remain first tier investments, the AAA rating of Plan Investment Fund is not in jeopardy. Therefore, we will not be forced sellers of US treasury or agency securities held by Plan Investment Fund, nor will we be liquidating any positions other than for business as usual purposes. BlackRock will continue to purchase US government securities not only for Plan Investment Fund’s Government/REPO Portfolio but also for the Money Market Portfolio when they represent better relative value than other sectors.

•	Over the next week S&P is expected to announce rating changes of other securities impacted by the US Government downgrade, including certain municipal securities. However we expect only long-term ratings to be impacted. Similar to treasuries, any long-term action by S&P is not expected to impact short-term ratings and therefore the first tier status of these securities.

•	Liquidity in Plan Investment Fund remains in excess of all regulatory requirements. Since headlines around the debt ceiling and possible downgrade surfaced months ago, BlackRock has taken on a more conservative portfolio management stance by shortening weighted average maturities in the Portfolios of Plan Investment Fund and building liquidity.
Please contact Dale Palka at 630.472.7795 or Joe Castellon at 630.472.7711 at Plan Investment Fund if you have additional questions or concerns.
Sincerely,

Simon Mendelson	Richard Hoerner
Managing Director, BlackRock, Inc.	Managing Director, BlackRock, Inc.
Co-Heads of Global Cash Management and Securities Lending

Opinions expressed are as of August 9, 2011 and are subject to change based on market and economic conditions and other factors. Past performance is no guarantee of future results; yields will fluctuate as market conditions change. Investments in money market funds are neither insured nor guaranteed by the Federal Deposit Insurance Corporation or any other agency. Although Plan Investment Fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in Plan Investment Fund. An investor should consider carefully the investment objectives, risks, and charges and expenses of Plan Investment Fund, and prior to investing or sending money, obtain and carefully read the prospectus, which contains this and other information about Plan Investment Fund. An investment in Plan Investment Fund involves certain risks, including the possible loss of principal. For more complete information regarding Plan Investment Fund, including charges and expenses, investors may obtain a prospectus by calling BCS Financial Services Corporation at 800.621.9215.
Prepared by BlackRock Investments, LLC. Member FINRA.
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